DRINKER BIDDLE & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

March 7, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Valerie Lithotomos

Re:	The RBB Fund, Inc. (the “Registrant”) — Post-Effective
Amendment No. 161 to Registration Statement on Form N-1A
(Registration Nos. 33-20827; 811-5518)

Dear Ms. Lithotomos:

This letter is in response to comments provided by you on February 10, 2014 on Post-Effective Amendment No. 161 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) filed with the Commission on December 27, 2013.  Terms not otherwise defined herein will have the same meaning as set forth in the Amendment.

1.                                Comment:  Explain supplementally what Registrant will do with respect to the Amendment if shareholders of the Predecessor Fund (as defined in the Amendment) do not approve the proposed reorganization.

Response:  Registrant anticipates that if shareholders of the Predecessor Fund do not approve the proposed reorganization, Registrant will withdraw the Amendment.

2.                                      Comment:  In footnote 2 to the fee table on page 1 of the Prospectus, please add disclosure that the contractual fee waiver can only be terminated by the Fund’s Board of Directors during the period ended December 31, 2015.

Response:  Requested change will be made.

3.                                      Comment:  The Fund is a new fund.  Accordingly, please limit the Expense Example to 1 and 3 year periods.

Response:  Registrant respectfully declines the comment.  The Fund is continuing the operations of the Predecessor Fund and carrying forward the financial and performance history of the Predecessor Fund.  Accordingly, Registrant believes it is appropriate for the Expense Example to include amounts for the 1, 3, 5 and 10 year periods.

4.                                      Comment:  Under “Principal Investment Strategy” on page 2 of the Prospectus, there is disclosure to the effect that the Fund may from time to time have significant exposure in one or more sectors of the economy.  Please explain why the Fund does not have a concentration policy.

Response:  Section 8(b)(1) of the Investment Company Act of 1940 states that a registrant shall provide in its registration statement a statement of its policy with respect to “… (E) concentrating investments in a particular industry or group of industries…”.  Similarly, Instruction 4 to Item 9(b) of Form N-1A requires a registrant to “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries…”.  In addition, under”Principal Investment Strategy” on page 2 of the Prospectus, Registrant specifically states that the Fund will not concentrate its investments in any one industry.  For these reasons, Registrant does not believe that it is required to have a concentration policy.

5.                                      Comment:  In the performance table on page 4 of the Prospectus, there is an asterisk on the caption “Since Inception (April 1, 2009)”.  The asterisk text indicates that while the Predecessor Fund commenced operations on March 31, 2009, it began investing consistent with its investment objective on April 1, 2009.  This is only a one-day period.  Please explain supplementally why the Predecessor Fund did not invest consistent with its investment objective on its first day of operation.

Response:  When the Predecessor Fund commenced operations on March 31, 2009, the only asset in the Fund was nominal seed capital.  The public offering of shares of the Predecessor Fund commenced on April 1, 2009 when funds were received from the Predecessor Fund’s initial outside investors and invested in accordance with the Fund’s investment objective.

6.                                      Comment:  In the first paragraph of the section entitled “Futures and Options on Futures” on page 5-7 of the Statement of Additional Information (“SAI”), please add additional disclosure as to the requirements of the new CFTC regulations on Rule 4.5.

Response: Requested change will be made.

7.                                      Comment:  In the table in the SAI concerning Directors and Officers of the Fund, please limit information on Other Directorships to those directorships held during the last 5 years.

Response:  Requested change will be made.

8.                                      Comment:  Please confirm that the changes made to Registrant’s Registration Statement on Form N-14 (File No. 333-193147) in response to comments from the staff will be made in the Amendment.

Response:  Registrant so confirms.

We trust that the foregoing adequately responds to your comments.  Please feel free to contact the undersigned by telephone at (215) 988-1137 or by e-mail at maryjo.reilly@dbr.com with any comments or questions.

Sincerely yours,

/s/ Mary Jo Reilly
Mary Jo Reilly

MJR/pjp

cc:  Mr. David Lebisky